Filed pursuant to Rule 424(b)(3)

File No. 333-214881

UNITED STATES 3X SHORT OIL FUND, LP

Supplement No. 1 dated September 18, 2019

to

Prospectus dated May 1, 2019

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of United States 3x Short Oil Fund, LP (“USOD”) dated May 1, 2019. Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus. You should read this supplement together with the Prospectus and keep it with your Prospectus for future reference.

The Creation Procedures and Redemption Procedures have been modified so that payments and deliveries made with respect to share purchases and redemption orders shall be made (i) on the business day following the Purchase Order Date for purchase orders and (ii) on the business day following the Redemption Order Date for redemption orders except with respect to certain redemption extensions and exceptions, each as described in the following amendments to the Prospectus.

The “Creation Procedures” section on pages 90 and 91 is removed and replaced with the following:

Creation Procedures

On any business day, an Authorized Participant may place an order with the Marketing Agent to create one or more baskets. For purposes of processing purchase and redemption orders, a “business day” means any day other than a day when NYSE or any futures exchange upon which a Benchmark Oil Futures Contract is traded is closed for regular trading. Purchase orders must be placed by 12:00 p.m. New York time or the close of regular trading on NYSE, whichever is earlier. The day on which the Marketing Agent accepts a purchase order in satisfactory form and approves such order in accordance with the procedures set forth in the Authorized Participant Agreement is referred to as the purchase order date (“Purchase Order Date”).

By placing a purchase order, an Authorized Participant agrees to deposit Treasuries, cash or a combination of Treasuries and cash with the Trust, as described below. Prior to the delivery of baskets for a purchase order, the Authorized Participant must also have wired to the Custodian the non-refundable transaction fee due for the purchase order. Authorized Participants may not withdraw a creation request.

The manner by which creations are made is dictated by the terms of the Authorized Participant Agreement. By placing a purchase order, an Authorized Participant agrees to (1) deposit Treasuries, cash, or a combination of Treasuries and cash with the Custodian of the Fund, and (2) if required by USCF in its sole discretion, enter into or arrange for a block trade, an exchange for physical or exchange for swap, or any other OTC transaction (through itself or a designated acceptable broker) with the Fund for the purchase of a number and type of futures contracts at the closing settlement price for such contracts on the Purchase Order Date. If an Authorized Participant fails to consummate (1) and (2), the order shall be cancelled. The number and types of contracts specified shall be determined by USCF, in its sole discretion, to meet the Fund’s investment objective and shall be purchased as a result of the Authorized Participant’s purchase of shares.

The “Delivery of Required Deposits” section starting on page 91 is removed and replaced with the following:

Delivery of Required Deposits

An Authorized Participant who places a purchase order is responsible for transferring to the Fund’s account with the Custodian the required amount of Treasuries and/or cash by noon New York time on the first business day following the Purchase Order Date. Upon receipt of the deposit amount, the Administrator will direct DTC to credit the number of baskets ordered to the Authorized Participant’s DTC account on the first business day following the Purchase Order Date. The expense and risk of delivery and ownership of Treasuries until such Treasuries have been received by the Custodian on behalf of the Fund shall be borne solely by the Authorized Participant.

Because orders to purchase baskets must be placed by 12:00 p.m., New York time, but the total payment required to create a basket during the continuous offering period will not be determined until 4:00 p.m., New York time, on the date the purchase order is received, Authorized Participants will not know the total amount of the payment required to create a basket at the time they submit an irrevocable purchase order for the basket. The Fund’s NAV and the total amount of the payment required to create a basket could rise or fall substantially between the time an irrevocable purchase order is submitted and the time the amount of the purchase price in respect thereof is determined.

The “Redemption Procedures” section on page 92 is removed and replaced with the following:

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more baskets mirror the procedures for the creation of baskets. On any business day, an Authorized Participant may place an order with the Marketing Agent to redeem one or more baskets. Redemption orders must be placed by 12:00 p.m. New York time or the close of regular trading on NYSE, whichever is earlier. A redemption order so received will be effective on the date it is received in satisfactory form and approved by the Marketing Agent (“Redemption Order Date”) in accordance with the procedures set forth in the Authorized Participant Agreement. The redemption procedures allow Authorized Participants to redeem baskets and do not entitle an individual shareholder to redeem any shares in an amount less than a Redemption Basket, or to redeem baskets other than through an Authorized Participant.

By placing a redemption order, an Authorized Participant agrees to deliver the baskets to be redeemed through DTC’s book-entry system to the Fund not later than noon New York time on the first business day following the effective date of the redemption order. Prior to the delivery of the redemption distribution for a redemption order, the Authorized Participant must also have wired to USCF’s account at the Custodian the non-refundable transaction fee due for the redemption order. An Authorized Participant may not withdraw a redemption order.

The manner by which redemptions are made is dictated by the terms of the Authorized Participant Agreement. By placing a redemption order, an Authorized Participant agrees to (1) deliver the Redemption Basket to be redeemed through DTC’s book-entry system to the Fund’s account with the Custodian no later than 3:00 p.m. New York time on the first business day following the Redemption Order Date, and (2) if required by USCF in its sole discretion, enter into or arrange for a block trade, an exchange for physical or exchange for swap, or any other OTC transaction (through itself or a designated acceptable broker) with the Fund for the purchase of a number and type of futures contracts at the closing settlement price for such contracts on the Redemption Order Date. If an Authorized Participant fails to consummate (1) and (2), the order shall be cancelled. The number and type of contracts specified shall be determined by USCF, in its sole discretion, to meet the Fund’s investment objective and shall be sold as a result of the Authorized Participant’s sale of shares.

The “Delivery of Redemption Distribution” section on page 92 is removed and replaced with the following:

Delivery of Redemption Distribution

The redemption distribution due from the Fund will be delivered to the Authorized Participant on the first business day following the Redemption Order Date if, by 3:00 p.m., New York time on such first business day, the Fund’s DTC account has been credited with the baskets to be redeemed. If the Fund’s DTC account has not been credited with all of the baskets to be redeemed by such time, the redemption distribution will be delivered to the extent of whole baskets received. Any remainder of the redemption distribution will be delivered on the next business day to the extent of remaining whole baskets received if USCF receives the fee applicable to the extension of the redemption distribution date which USCF may, from time to time, determine and the remaining baskets to be redeemed are credited to the Fund’s DTC account by 3:00 p.m., New York time on such next business day. Any further outstanding amount of the redemption order shall be cancelled. Pursuant to information from USCF, the Custodian will also be authorized to deliver the redemption distribution notwithstanding that the baskets to be redeemed are not credited to the Fund’s DTC account by 3:00 p.m., New York time on the first business day following the Redemption Order Date if the Authorized Participant has collateralized its obligation to deliver the baskets through DTC’s book entry-system on such terms as USCF may from time to time determine.